E.R

SEC

19005955

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65939

SEC Mail Processing

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buckram Securities LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Cedar Swamp Road, Suite 4
(No. and Street)

Glen Cove	New York	11542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter DeBuona, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buckram Securities LTD, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

CAROLANN FILIPPONE
Notary Public, State of New York
No 30-4672838
Qualified in Nassau County
Commission Expires February 28, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKRAM SECURITIES LTD.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2018

BUCKRAM SECURITIES LTD.
INDEX
DECEMBER 31, 2018

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Buckram Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Buckram Securities Ltd. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of Buckram Securities Ltd. as of December 31, 2018, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Buckram Securities Ltd.'s management. Our responsibility is to express an opinion on Buckram Securities Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Buckram Securities Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Buckram Securities Ltd.'s financial statements. The supplementary information is the responsibility of Buckram Securities Ltd.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Buckram Securities Ltd.'s auditor since 2010.

Melville, New York
February 19, 2019

Nawrocki Smith LLP

BUCKRAM SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS	
Cash	$ 539,734
Deposit with clearing broker	29,939
Investment advisory fees receivable	36,063
Commissions receivable	800
Prepaid expenses	20,895
Taxes receivable	18,644
Furniture, fixtures and equipment, net of accumulated depreciation and amortization of $15,970	3,226
Security deposits	3,100
Total assets	$ 652,401
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 13,503
Accrued commissions	10,976
Total liabilities	24,479
Stockholder's Equity:	
Common stock, $.01 par, 20,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	210,592
Retained earnings	417,328
Total stockholder's equity	627,922
Total liabilities and stockholder's equity	$ 652,401

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:	
Commissions	$ 356,441
Investment advisory fees	146,045
Other income	2,046
Total revenues	504,532
EXPENSES:	
Commission	95,753
Compensation and benefits	160,183
Insurance	46,362
Occupancy and equipment	22,618
Professional fees	20,119
Clearance charges and regulatory fees	23,193
Communications and data processing	6,617
Other operating expenses	4,485
Total expenses	379,330
Net income	$ 125,202

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2018	$ 2	$ 210,592	$ 292,126	$ 502,720
Net income	-	-	125,202	125,202
Balance, December 31, 2018	$ 2	$ 210,592	$ 417,328	$ 627,922

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 125,202
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	2,218
Changes in operating assets and liabilities:	
Commissions receivable	4,400
Taxes receivable	(14,259)
Prepaid expenses	283
Investment advisory fees receivable	(1,854)
Accounts payable and accrued expenses	621
Accrued commissions	(29,827)
Net cash provided by operating activities	86,784
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture, fixtures and equipment	(574)
Net cash used in investing activities	(574)
NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	86,210
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF YEAR	483,463
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF YEAR	$ 569,673

Reconciliation of cash, cash equivalents, and restricted cash:

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts shown in the Statement of Cash Flows.

	12/31/18
Cash	$ 539,734
Deposit with clearing broker	29,939
Total cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$ 569,673

The accompanying notes are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. Organization and Nature of Business

Buckram Securities Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company does not clear trades or carry customer accounts. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "clearing broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis. The Company is also an investment advisor ("RIA") registered with the SEC and the Company is licensed as an insurance agency with the NYS Department of Financial Services ("NYSDFS").

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker. As an investment advisor, the Company manages customer accounts in accordance with executed agreements.

2. Significant Accounting Policies

Basis of presentation
The accounting and reporting policies of the Company are in conformity with U.S. generally accepted accounting principles and prevailing practices within the broker-dealer industry. The U.S. dollar ($) is the functional currency of the Company.

Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions
Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the agreement.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenues are principally generated from customer trades executed by the clearing broker.

Furniture, fixtures and equipment
Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Balances at December 31, 2018 are as follows:	
Computer equipment and software	$ 10,818
Leasehold improvements	4,604
Furniture and fixtures	3,774
	19,196
Less: accumulated depreciation and amortization	15,970
	$ 3,226

Depreciation expense for the year ended December 31, 2018 amounted to $2,218.

Income taxes
The Company has elected S Corporation status for income tax purposes and, accordingly, all taxable income, deductions, and tax credits of the Company are passed through to, and included in, the stockholder's individual income tax return.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Amounts reported as restricted cash represent the deposit with clearing broker.

Cash and Cash Equivalents
Cash consists of deposits with banks and all highly liquid investments, with original maturities of three months or less, that are not segregated and deposited for regulatory purposes. Cash in banks subject to withdrawal restrictions, reported as cash in the accompanying Statement of Financial Condition, aggregated $326,376 at December 31, 2018.

3. Fair Value

Fair Value Hierarchy
The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
Level 2	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurement

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Cash and cash equivalents

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values. Cash and cash equivalents are generally categorized in level 1 of the fair value hierarchy.

Deposit with clearing broker

Deposit with clearing broker consists of deposits of cash or other short-term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturity or has a short-term maturity and carries an interest rate that approximates market rates. The deposit with clearing broker is generally categorized in level 1 of the fair value hierarchy.

Investment advisory fees receivable

The carrying amount of investment advisory fees receivable approximates its fair value due to its short-term nature. The investment advisory fees receivable is generally categorized in level 1 of the fair value hierarchy.

Accrued expenses and accrued commissions

The carrying amounts of accrued expenses and accrued commissions approximate their fair value due to their short-term nature. Accrued expenses and accrued commissions are generally categorized in level 1 of the fair value hierarchy.

4. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2018, the Company had net capital of $582,057, which was $577,057 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1.

The Company does not carry the accounts of its customers and does not process or safekeep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

6. Commitments and Contingent Liabilities

At December 31, 2018, the Company does not have any obligations under commitments or contingent liabilities which require disclosure under U.S. generally accepted accounting principles.

7. Guarantees

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying rate, price, index or the occurrence/nonoccurrence of an event related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantee of the indebtedness of others. At December 31, 2018, the Company does not have any guarantee arrangements, as defined.

8. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 19, 2019, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Schedule I

BUCKRAM SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Net capital:	
Total stockholder's equity	$ 627,922
Deductions and/or charges:	
Prepaid expenses	20,895
Furniture, fixtures and equipment, net	3,226
Taxes receivable	18,644
Security deposits	3,100
Net capital	$ 582,057
Aggregate indebtedness:	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 13,503
Accrued commissions	10,976
Total aggregate indebtedness	$ 24,979
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 1,632
Minimum dollar net capital requirement	$ 5,000
Excess net capital at 1,000 percent	$ 577,057
Ratio: Aggregate indebtedness to net capital	.04 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

Schedule II

BUCKRAM SECURITIES LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) since it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Buckram
Securities Ltd.

February 19, 2019

Buckram Securities Ltd. Exemption Report

Buckram Securities Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2018, the Company states the following:

- The Company claimed an exemption from 17 C.F. R §240.15c3-3 under the following provision of 17 C.F. R §15c3-3: (k)(2)(ii).

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Peter P. DeBuona
President

21 Cedar Swamp Road- Suite 4/ Glen Cove, NY 11542 / Tel. (516) 759-7400 / Fax (516) 759-8390

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Buckram Securities Ltd.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Buckram Securities Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 19, 2019

Nawrocki Smith LLP

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of
Buckram Securities Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2018, which were agreed to by Buckram Securities Ltd. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Buckram Securities Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 19, 2019

Nawrocki Smith LLP